Exhibit 99.1

Voting Results of 2021 Extraordinary General Meeting of Baidu, Inc.

At the extraordinary general meeting of shareholders of Baidu, Inc. (the “Company”) held on December 7, 2021 (the “EGM”), the Company’s shareholders duly adopted each of the following resolutions:

•	as a special resolution, THAT the name of the Company be changed from “Baidu, Inc.” to “Baidu, Inc. 百度集團股份有限公司” by adopting the dual foreign name “百度集團股份有 限公司”;

•

as a special resolution, THAT the Company’s Third Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum of Association and Articles of Association (the “Amended M&AA”); and

•

THAT the registered office provider of the Company be and is hereby authorized to file any and all documents in relation of adoption of the Company’s dual foreign name and the adoption of the Amended M&AA with the Registrar of Companies in the Cayman Islands; and the Hong Kong registered office provider of the Company be and is hereby authorized to file any and all documents in relation of the adoption of the Amended M&AA with the Registrar of Companies in Hong Kong accordingly.

A total of approximately 2,689,875,073 Class A ordinary shares and Class B ordinary shares (including those Class A ordinary shares underlying American depositary shares), representing approximately 92.7% of the Class A ordinary shares and Class B ordinary shares issued and outstanding as of November 5, 2021, the record date, were present in person or by proxy at the EGM. The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Adoption of Dual Foreign Name of the Company	7,688,737,209	99.98	1,177,864	0.02	5,484,752	0
Adoption of Fourth Amended and Restated Memorandum of Association and Articles of Association of the Company	7,688,200,079	99.98	1,378,338	0.02	5,821,408	0
Authorization of registered office provider of the Company and Hong Kong registered office provider to file related documents	7,688,483,582	99.98	1,243,179	0.02	5,673,064	0